Exhibit A

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”), dated as of April 4, 2022, is entered into by and among Riverview Sponsor Partners, LLC, a Delaware limited liability company (the “Sponsor”), Riverview Acquisition Corp., a Delaware corporation (“Riverview”), and Westrock Coffee Holdings, LLC, a Delaware limited liability company (the “Company”).

RECITALS

WHEREAS, concurrently herewith, Riverview, the Company, Origin Merger Sub I, a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub I”), and Origin Merger Sub II, a Delaware limited liability company and a wholly owned subsidiary of the Company (“Merger Sub II”), are entering into a Transaction Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Transaction Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) (i) Merger Sub I will merge with and into Riverview (the “SPAC Merger”), with Riverview surviving the SPAC Merger as a direct wholly owned subsidiary of the Company (the “SPAC Merger Surviving Company”) and (ii) immediately following confirmation of the SPAC Merger, the SPAC Merger Surviving Company will merge with and into Merger Sub II (the “LLC Merger,” together with the SPAC Merger, the “Mergers”);

WHEREAS, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Transaction Agreement;

WHEREAS, the Sponsor is currently the record owner of 4,925,000 SPAC Class B Shares (together with any SPAC Class A Shares obtained upon the conversion thereof, the “Sponsor Shares”) and 7,400,000 SPAC Warrants (the “Sponsor Warrants”); and

WHEREAS, as a condition and inducement to the willingness of Riverview and the Company to enter into the Transaction Agreement, Riverview, the Company and the Sponsor are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Sponsor, Riverview and the Company hereby agree as follows:

1.            Voting Agreement.  The Sponsor agrees that, at the Riverview Stockholders’ Meeting, at any other meeting of the stockholders of Riverview (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of the stockholders of Riverview, the Sponsor shall:

a.            when such meeting is held, appear at such meeting or otherwise cause the Sponsor Shares to be counted as present thereat for the purpose of establishing a quorum;

b.            vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Sponsor Shares in favor of (i) the approval and adoption of the Transaction Agreement and approval of the Mergers and all other transactions contemplated by the Transaction Agreement and (ii) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Riverview under the Transaction Agreement or that would reasonably be expected to result in the failure of the Mergers from being consummated and (iii) each of the proposals and any other matters necessary or reasonably requested by Riverview for consummation of the Mergers and the other transactions contemplated by the Transaction Agreement;

c.            vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Sponsor Shares against (i) any SPAC Acquisition Proposal other than with the Company and (ii) any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely affect the Mergers or any of the other transactions contemplated by the Transaction Agreement, or (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in this Agreement;

d.            not deposit any of its Sponsor Shares or Sponsor Warrants in a voting trust or subject any of its Sponsor Shares or Sponsor Warrants to any arrangement or agreement with respect to the voting of such securities without the prior written consent of the Company; and

e.            not make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) of any equity interests of Riverview in connection with any vote of the stockholders of Riverview with respect to the Transactions, other than to recommend that the stockholders of Riverview vote in favor of the Transaction Proposals (and any actions required in furtherance thereof or otherwise as expressly provided in this Agreement or the Transaction Agreement);

2.            No Modifications to Existing Agreements.  Prior to the consummation of the Mergers, the Sponsor shall not modify or amend any contract between or among the Sponsor, anyone related by blood, marriage or adoption to the Sponsor or any Affiliate of the Sponsor (other than Riverview), on the one hand, and Riverview, on the other hand, including, for the avoidance of doubt, the Letter Agreement (except as expressly contemplated hereby or by the Transaction Agreement).

3.            Transfer of Shares.  Except as otherwise contemplated by the Transaction Agreement or this Agreement, the Sponsor agrees that it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), create any lien or pledge, dispose of or otherwise encumber any of the Sponsor Shares or Sponsor Warrants or otherwise agree to do any of the foregoing, (b) deposit any Sponsor Shares or Sponsor Warrants into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking requiring the direct acquisition or sale, assignment, transfer or other disposition of any Sponsor Shares or Sponsor Warrants, or (d)  publicly announce any intention to effect any transaction specified in clause (a), (b) or (c).

4.            No Solicitation of Transactions.  The Sponsor agrees not to directly or indirectly, through any officer, director, representative, agent or otherwise, (a) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal, (b) furnish or disclose any non-public information to any Person in connection with, or that would reasonably be expected to lead to, a SPAC Acquisition Proposal, (c) enter into any Contract or other arrangement or understanding regarding a SPAC Acquisition Proposal, or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing.  The Sponsor agrees to (A) notify the Company promptly upon receipt of any SPAC Acquisition Proposal by Riverview, and to describe the material terms and conditions of any such SPAC Acquisition Proposal in reasonable detail and (B) keep the Company reasonably informed on a current basis of any material modifications to such offer or information.

5.            Waiver of Certain Rights.  The Sponsor hereby irrevocably and unconditionally agrees:

(a)           not to (i) demand that Riverview redeem its SPAC Class A Shares or SPAC Class B Shares in connection with the Mergers or (ii) otherwise participate in any such redemption by tendering or submitting any of its SPAC Class A Shares or SPAC Class B Shares  for redemption;

(b)          (i) with respect to any loan of funds made by the Sponsor or an Affiliate of the Sponsor or any of Riverview’s officers or directors (each, a “Lender”) to Riverview or any of its Subsidiaries, in each case, prior to the Closing (a “Working Capital Loan”) that is or may be convertible into warrants or other securities (derivative or otherwise) of Riverview or the Company, that each and any Working Capital Loan shall be repaid solely in cash, and that no Working Capital Loan will be converted into warrants or other securities (derivative or otherwise) of Riverview or the Company, notwithstanding any applicable provisions of SPAC Warrant Agreement, the Riverview Registration Rights Agreement or any other Contract); and

(c)          not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Riverview, the Company, the Company’s or Riverview’s Affiliates or any of their respective successors, assigns relating to the negotiation, execution or delivery of this Agreement, the Transaction Agreement or the consummation of the Mergers.

6.            Consent to Disclosure.  The Sponsor hereby consents to the publication and disclosure in any announcement or disclosure required by applicable securities Laws, the SEC or any other securities authorities of the Sponsor’s identity and ownership of the Sponsor’s securities of Riverview (and Company Common Stock or other equity securities of the Company after the Closing) and the nature of the Sponsor’s obligations under this Agreement; provided that, prior to any such publication or disclosure the Company and Riverview have provided the Sponsor with a reasonable opportunity to review and comment upon such announcement or disclosure, which comments the Company and Riverview will consider in good faith; provided, further, that the foregoing proviso shall not apply to any such publication or disclosure the content of which concerning the foregoing does not substantially differ from any prior such publication or disclosure.  The Sponsor shall promptly provide any information reasonably requested by the Company or Riverview for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Transaction Agreement, including filings with the SEC, except for any information that is subject to attorney-client privilege or confidentiality obligations (provided, that with respect to any confidentiality obligations, the Sponsor, Riverview and the Company shall cooperate in good faith to enable disclosure of such information to the maximum extent possible in a manner that complies with such confidentiality obligation).

7.            Termination of Existing Registration Rights.  The Registration Rights Agreement, in the form of Exhibit B to the Transaction Agreement, shall from and after the Closing supersede the Registration Rights Agreement entered into by and among Riverview, Sponsor, and certain other holders signatory thereto, dated August 5, 2021 (as amended or modified, the “Riverview Registration Rights Agreement”), which shall be of no further force or effect upon (but subject to the consummation of) the Closing.

8.            Anti-Dilution Adjustment Waiver.  Subject to, and conditioned upon the occurrence of and effective as of immediately prior to the Closing, the Sponsor, which is the holder of at least a majority of the outstanding SPAC Class B Shares as of the date hereof, hereby irrevocably waives on behalf of the holders of all SPAC Class B Shares, pursuant to and in compliance with the provisions of the Amended and Restated Certificate of Incorporation of Riverview (the “Riverview Charter”), any adjustment to the conversion ratio set forth in the Riverview Charter, including Section 4.3(b) thereof, or any Contract, and any rights to other anti-dilution protections with respect to the SPAC Class B Shares, that may result from the consummation of the Mergers or the transactions contemplated thereby.

9.            Representations and Warranties of the Sponsor.  The Sponsor hereby represents and warrants to Riverview and the Company as follows:

a.            The Sponsor is the only record and a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Sponsor Shares and Sponsor Warrants, free and clear of Liens other than as created by this Agreement or Sponsor’s organizational documents or the organizational documents of Riverview (including, without limitation, for the purposes hereof, any agreement between or among stockholders of Riverview).  The Sponsor Shares and Sponsor Warrants are the only securities of Riverview owned or controlled by the Sponsor and its Affiliates.  Other than the Sponsor Warrants, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Riverview or any equity securities convertible into, or which can be exchanged for, equity securities of Riverview.

b.            The Sponsor (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Sponsor Shares and Sponsor Warrants, (ii) has not entered into any voting agreement or voting trust with respect to any of the Sponsor Shares and Sponsor Warrants that is inconsistent with the Sponsor’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of the Sponsor Shares and Sponsor Warrants that is inconsistent with the Sponsor’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

c.            The Sponsor (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and (ii) has all requisite limited liability company or other power and authority and has taken all limited liability company or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Sponsor and constitutes a valid and binding agreement of the Sponsor enforceable against the Sponsor in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

d.            Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Sponsor from, or to be given by the Sponsor to, or be made by the Sponsor with, any Governmental Authority in connection with the execution, delivery and performance by the Sponsor of this Agreement, the consummation of the transactions contemplated hereby or the Mergers and the other transactions contemplated by the Transaction Agreement.

e.            None of the execution or delivery by the Sponsor of this Agreement nor any Ancillary Document to which it is or will be a party, the performance by the Sponsor of its obligations hereunder or thereunder nor the consummation by the Sponsor of the Transactions will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Governing Documents of Riverview, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration (with or without notice) under, any of the terms, conditions or provisions of any material Contract to which the Sponsor is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Sponsor or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of the Sponsor, except in the case of any of clauses (ii) through (iv) above, as would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

f.             As of the date of this Agreement, there is no Proceeding or Order pending to the knowledge of the Sponsor, threatened against or involving the Sponsor that questions the beneficial or record ownership of the Sponsor Shares or Sponsor Warrants, the validity of this Agreement or that would reasonably be expected to adversely affect the performance by the Sponsor of its obligations under this Agreement in any material respect.

g.            The Sponsor understands and acknowledges that each of Riverview and the Company is entering into the Transaction Agreement in reliance upon the Sponsor’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Sponsor contained herein.

h.            Except as set forth on Schedule I attached hereto or in Section 4.11 of the SPAC Disclosure Schedules, neither the Sponsor nor any Subsidiary of Sponsor (A) owns any interest in any material asset or property used in the business of SPAC or (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person that is a material client, supplier, vendor, partner, customer or lessor, or other material business relation, of SPAC.

10.          Further Assurances.  From time to time, at either Riverview’s or the Company’s request and without further consideration, the Sponsor shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.

11.          Binding Effect of Transaction Agreement.  Sponsor hereby acknowledges that it has read the Transaction Agreement and this Agreement and has had the opportunity to consult with its tax, legal and other advisors with respect thereto and hereto. Sponsor shall be bound by and comply with Section 5.3(a) (Confidentiality and Access to Information) and Section 5.4 (Public Announcements) applicable to Riverview as if such Sponsor was an original signatory to the Transactions Agreement with respect to such provisions.

12.          New Shares.  In the event (a) any additional equity securities of Riverview are issued to Sponsor because of a stock split, stock dividend or distribution, or any change in Riverview’s capital stock by reason of any stock split, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like or (b) the Sponsor purchases or otherwise acquires beneficial ownership of any SPAC Class A Shares, SPAC Class B Shares, SPAC Warrants or other equity securities of Riverview prior to the Closing, (c)  Sponsor acquires the right to vote or share in the voting of any SPAC Class A Shares, SPAC Class B Shares or other equity securities of Riverview during the period between the date hereof and Closing (SPAC Class A Shares, SPAC Class B Shares, SPAC Warrants or other equity securities of Riverview, collectively the “New Securities”), then such New Securities acquired or purchased by the Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted the Sponsor Shares or Sponsor Warrants owned by the Sponsor as of the date hereof.

13.          Amendment and Modification.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by the Sponsor, Riverview and the Company.

14.        Waiver.  No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.  Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

15.          Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties as follows:

if to Riverview, to it at:

Riverview Acquisition Corp.
700 Colonial Road, Suite 101
Memphis, TN 38117
Attention:  William V. Thompson III, Treasurer, Secretary and Chief Financial Officer
Email:  wthompson@nfcinvestments.com

with a copy to:

King & Spalding LLP
1185 Avenue of the Americas, 34th Floor
New York, NY 10036
Attention:  Keith Townsend; Tim FitzSimons; Kevin E. Manz
Email:  ktownsend@kslaw.com; tfitzsimons@kslaw.com; kmanz@kslaw.com if to the Sponsor, to it at:

700 Colonial Road, Suite 101
Memphis, TN 38117
Attention:  Scott Imorde, President and Chief Executive Officer
Email:  scott@rbmvco.com

if to the Company, to it at:

Westrock Coffee Holdings, LLC
100 River Bluff Drive, Suite 210
Little Rock, AR 72202
Attention:  Christopher Pledger
Email:  chris@westrockcoffee.com

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:  Brandon C. Price
Email:  BCPrice@wlrk.com

16.         Entire Agreement.  This Agreement and the Transaction Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

17.          No Inconsistent Agreement.  The Sponsor hereby agrees that the Sponsor shall not enter into any agreement that would restrict, limit, interfere or otherwise be inconsistent with the performance of the Sponsor’s obligations hereunder.

18.          Efforts.  Until the Closing, the Sponsor shall (i) take any action as may reasonably be necessary to satisfy the conditions of the Company set forth in Article 6 of the Transaction Agreement, including using reasonable best efforts to obtain the Required SPAC Stockholder Approval, (ii) not take any action that would reasonably be expected to prevent or delay the satisfaction of any of the conditions to the Mergers set forth in Article 6 of the Transaction Agreement, and (iii) use its commercially reasonable efforts to minimize SPAC Stockholder Redemptions.  To the extent that PIPE Investors, holders of SPAC Class A Shares or other investors require an inducement for their investment into Riverview or electing to not redeem their SPAC Class A Shares, any such inducement shall be made by the Sponsor by reducing Sponsor Shares or Sponsor Warrants such that there is no cost to the existing equity-holders of the Company.

19.          No Third-Party Beneficiaries.  The Sponsor hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Riverview and the Company in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the persons expressly named as parties hereto.

20.          Governing Law and Venue.  This Agreement, and all claims or causes of action based upon, arising out of or related to this Agreement or the Transactions, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

21.          Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other party, and any such assignment without such consent shall be null and void.  This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

22.          Specific Performance.  Each party agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with their specific terms or otherwise breach such provisions.  It is accordingly agreed that the party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

23.          Severability.  Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

24.          Counterparts.  This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

25.          Termination.  This Agreement shall terminate upon the earliest of (a) the Closing of the Mergers, (b) the termination of the Transaction Agreement in accordance with its terms, and (c) the time this Agreement is terminated upon the mutual written agreement of Riverview, the Company and the Sponsor, provided that (1)  no such termination shall relieve any party of any liability for fraud or intentional and willful breach of this Agreement prior to its termination (2) Section 11 (Binding Effect of Transaction Agreement) and Sections 13 (Amendment and Modification) through Section 16 (Entire Agreement) and Section 19 (No-Third Party Beneficiary) through this Section 25 (Termination), shall survive any such termination.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

RIVERVIEW:

RIVERVIEW ACQUISITION CORP.

/s/ William V. Thompson III
By: William V. Thompson III, Treasurer, Secretary and Chief Financial Officer

SPONSOR:

RIVERVIEW SPONSOR PARTNERS, LLC
By: RBM Riverview, LLC, its managing member

/s/ R. Brad Martin
By: R. Brad Martin, Managing Member

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

THE COMPANY:

WESTROCK COFFEE HOLDINGS, LLC

/s/ T. Christopher Pledger
By: T. Christopher Pledger, Chief Financial Officer

[Signature Page to Sponsor Support Agreement]